Exhibit 99.1
Stellantis Reports Q2 2026 Financial Results
Year-over-Year Improvement Across All Key Financial Metrics

•Net revenues increased to €43.5 billion, up 13% versus Q2 2025, with North America up 32% and South America up 6%, while Enlarged Europe was flat, and Middle East & Africa and Asia Pacific were slightly down
•Net profit reached €0.3 billion in Q2 2026, reflecting higher volumes and further improvement of operating performance
•Adjusted operating income(1) was €0.8 billion in Q2 2026, with AOI margin(2) of 1.8%, up 120 bps year-over-year. All regions delivered positive AOI margins with the exception of Enlarged Europe
•Industrial free cash flows(3) were €1.0 billion in Q2 2026, reflecting improved operating performance. This represents €1.0 billion improvement versus Q2 2025 after approximately €0.3 billion of cash outflows related to H2 2025 charges
•Industrial available liquidity(4) closed at €44.1 billion, representing 27% of trailing 12-month Net revenues and remaining within the Company's targeted 25-30% liquidity range
•2026 Financial Guidance Reaffirmed
•FaSTLAne 2030 long-term strategic plan introduced at Stellantis' May 21 Investor Day

"The second quarter was marked by continued progress, led by North America and supported by important contributions from all other regions. We improved performance across our key financial metrics with Net revenues, AOI and Industrial free cash flows all showing significant gains. With implementation of our FaSTLAne 2030 strategy well underway and this year’s exciting new product launches on time and on track, we remain confident of delivering our 2026 financial guidance."

                                                                           Antonio Filosa, CEO

Fiat Grande Panda 4X4 Manifesto

€ million / 000's units		Q2 2026	Q2 2025	Change		YTD 2026	YTD 2025	Change

FY 2026 FINANCIAL GUIDANCE

Net revenues: Mid-Single Digit % Increase

AOI margin %(2): Low-Single Digit %

Industrial free cash flows(3): Improved Y-o-Y (incl. ~€2B in cash payments related to H2 '25 charges)

Expect positive Industrial free cash flows(4) in 2027

I F R S	Net revenues	43,482	38,448	+13%		81,614	74,261	+10%
	Net profit/(loss)	293	(1,869)	n.m.		670	(2,256)	n.m.
	Diluted EPS	0.07	(0.65)	n.m.		0.20	(0.78)	n.m.
	Cash flows from operating activities	(169)	559	(130)%		(2,887)	(2,287)	(26)%
N O N - G A A P	Adjusted operating income/(loss)(1)	773	213	+263%		1,733	540	+221%
	Adjusted operating income margin(2)	1.8%	0.6%	120	bps	2.1%	0.7%	140	bps
	Adjusted diluted EPS(5)	0.12	0.15	(20)%		0.32	0.18	+78%
	Industrial free cash flows(3)	1,000	31	n.m.		(921)	(3,005)	+69%
	Consolidated shipments(6)	1,597	1,447	+10%		2,958	2,664	+11%
	Combined shipments(6)	1,603	1,457	+10%		2,968	2,690	+10%
________________________________________________________________________________________________________________________________________
All reported data is unaudited. Reference should be made to the section “Safe Harbor Statement” included elsewhere within this document
n.m. - not meaningful

Refer to pages 11-12 for explanation of the items referenced on this page

AMSTERDAM – July 30, 2026 — Stellantis reported Q2 2026 financial results, with Net revenues increasing 13% year-over-year to €43.5 billion. The improvement was primarily driven by North America, up 32% year-over-year, and supported by South America, up 6% year-over-year, while Enlarged Europe was flat and Middle East & Africa and Asia Pacific were down slightly. Net profit improved to €0.3 billion in Q2 2026, reflecting higher volumes and a gradual improvement in operating performance.

Adjusted operating income(1) was €0.8 billion, representing an AOI margin(2) of 1.8%, with all regions delivering positive results except Enlarged Europe, with an AOI margin(2) of (0.6%).

Industrial free cash flows(3) were €1.0 billion in Q2 2026, an improvement of €1.0 billion versus Q2 2025, reflecting improved operating performance.

As FaSTLAne 2030 is underway, Stellantis is confirming its 2026 financial guidance, noting the following:

•Net tariff headwind now estimated at €1.0 billion to €1.2 billion; H1 2026 net tariff costs were €0.3 billion, including an International Emergency Economic Powers Act (IEEPA) tariff refund of €0.4 billion
•Includes ~€2 billion of cash payments related to H2 2025 charges, of which €0.9 billion was paid in H1 2026
•Full-year capital expenditures and R&D spending estimated at 6.5% - 7.0% of Net revenues; consistent with the FaSTLAne 2030 investment plan for this year
•H2 2026 performance expected to be weighted toward Q4, following Q3 summer production shutdown and continued operational performance improvements

Regional results for the quarter demonstrated progress across key markets.

North America: Sales increased 6% versus Q2 2025, achieving the fourth consecutive quarter of year-over-year growth with 6% increase in the U.S., 1% decrease in Canada and 17% increase in Mexico (increased 19% including Leapmotor(7)). Stellantis outperformed the U.S. industry trend which was down 0.3% in Q2 2026, including year-over-year increases in retail sales of Jeep® Grand Wagoneer up 43%, Ram 1500 up 9%, Dodge Durango up 9%, and Chrysler Pacifica up 7%. North America market share increased to 7.4%, up 40 basis points year-over-year, driven by new product and powertrain offerings, as well as Ram, whose U.S. sales increased approximately 11% year-over-year. Additionally, Mexico's sales increased 17% (19% year-over-year including Leapmotor), delivering the strongest Q2 on record.

Enlarged Europe: EU30 sales increased 3% versus Q2 2025, 7% including Leapmotor(7), driven primarily by Smart Car. EU30 market share was 16.0%, down 80 basis points year-over-year or 16.8% including Leapmotor(7), down 10 basis points. Sales growth was supported by a diversified portfolio across BEV, hybrid and ICE powertrains, including the launch of the Fiat Grande Panda ICE on the Smart Car platform. The C-SUV portfolio continues to strengthen, supported by DS N°7, Lancia Gamma and Jeep® Compass 4xe. Stellantis reaffirmed its leadership in the EU30 LCV segment, achieving a 28.7% market share. Leapmotor continues to gain momentum with sales growing sixfold year-over-year.

South America: Sales decreased 2% versus Q2 2025, 1% including Leapmotor(7). Despite a market share decrease, Stellantis maintained its regional leadership with a 19.1% market share, 19.4% including Leapmotor(7). Stellantis maintains No. 1 positions in Brazil and Argentina, with market shares of 25.6% and 26%, respectively. Overall, Q2 2026 Ram sales in Brazil grew 10% year-over-year and ~30% year-over-year in June 2026, strengthening Stellantis' position in the important Brazilian pickup market.

Middle East & Africa: The region remained resilient in Q2 2026 despite a challenging market environment. While sales declined 6%, market share increased by 20 basis points year-over-year against an approximately 8% regional industry contraction. The region retained its No. 2 position in passenger car and LCV sales and gained leadership in LCVs, with a 24.7% market share. Growth was supported by Türkiye, which maintained its No. 1 position across passenger car and LCV segments, and by Algeria, which achieved a record quarter with more than 20,000 locally produced and sold units. The region also benefited from LCV leadership across key markets and recent launches in Türkiye, Tunisia, Morocco and Egypt.

Asia Pacific: June 2026 deliveries reached a 6-month high. Sales decreased 29% versus Q2 2025, 22% including Leapmotor(7), driven primarily by declines in the Peugeot 408. Q2 2026 market share decreased slightly to 0.2%. Local Leapmotor-branded vehicle assembly in Malaysia implemented for the C10, and the B10 launch remains on track for Q3 2026. Additionally, partnership announced with DFM to develop and manufacture Peugeot and Jeep models in China.

Upcoming Events

•Q2 2026 Results Call with Management - July 30, 2026, at 2:00 p.m. CEST / 8:00 a.m. EDT. The webcast and recorded replay will be accessible under the Investors section of the Stellantis corporate website (www.stellantis.com).
About Stellantis
Stellantis (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is a leading global automaker, dedicated to giving its customers the freedom to choose the way they move, embracing the latest technologies and creating value for all its stakeholders. Its unique portfolio of iconic and innovative brands includes Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, FIAT, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. For more information, visit https://www.stellantis.com.
Refer to pages 11-12 for an explanation of the items referenced on this page and for market and industry information

SEGMENT PERFORMANCE - Q2 2026*

NORTH AMERICA					ENLARGED EUROPE
€ million, except as otherwise stated	Q2 2026	Q2 2025	Change		€ million, except as otherwise stated	Q2 2026	Q2 2025	Change
Shipments (000s)	445	323	+122		Shipments (000s)	762	723	+39
Net revenues	18,193	13,834	32%		Net revenues	16,426	16,387	0.2%
AOI	284	(440)	n.m.		AOI	(94)	(359)	74%
AOI margin	1.6%	(3.2)%	+480	bps	AOI margin	(0.6)%	(2.2)%	+160	bps
•Shipments increased 38%, primarily driven by new or refreshed products and powertrain offerings, including Ram 1500 HEMI V8 and Ram 1500 TRX SRT®, Jeep® Grand Wagoneer and Cherokee HEV and Chrysler Pacifica; increase also reflects inventory build ahead of the planned summer production shutdown
•Net revenues increased 32%, primarily driven by higher volumes, partially offset by unfavorable foreign exchange translation impacts
•Adjusted operating income/(loss) improved by €0.7 billion driven by higher volumes, operational performance improvements, and reduction of regulatory expenses, partially offset by raw material inflation and higher recall campaign costs

•Shipments increased 5%, primarily driven by higher volumes of Fiat 500 and Grande Panda, Citroën C3 Aircross, Opel/Vauxhall Frontera, Jeep® Compass and Leapmotor-branded vehicles, notably T03 and B10
•Net revenues flat as higher volumes were offset by negative net pricing
•Adjusted operating income improved by €0.3 billion driven mainly by increased volumes, operational performance improvements and lower recall campaign costs, partially offset by negative net pricing and raw material inflation

MIDDLE EAST & AFRICA					SOUTH AMERICA
€ million, except as otherwise stated	Q2 2026	Q2 2025	Change		€ million, except as otherwise stated	Q2 2026	Q2 2025	Change
Combined shipments(6) (000s)	128	135	(7)		Shipments (000s)	253	260	(7)
Consolidated shipments(6) (000s)	121	125	(4)		Net revenues	4,338	4,092	6%
Net revenues	2,565	2,674	(4)%		AOI	402	782	(49)%
AOI	329	392	(16)%		AOI margin	9.3%	19.1%	(980)	bps
AOI margin	12.8%	14.7%	(190)	bps
•Consolidated shipments decreased 3%, reflecting the industry decline in Türkiye and Gulf Cooperation Council countries largely due to the regional conflict, partially offset by higher volumes in Algeria
•Net revenues declined 4%, primarily due to unfavorable foreign exchange translation effects from the Turkish Lira partially offset by positive net pricing
•Adjusted operating income declined by €0.1 billion, primarily due to unfavorable foreign exchange effects related to Turkish Lira devaluation, partially offset by positive net pricing, favorable mix and improved industrial costs

•Shipments decreased 3%, driven primarily by lower volumes in Argentina and Chile, partially offset by higher volumes in Brazil
•Net revenues increased 6%, mainly reflecting positive foreign exchange translation effects, favorable mix and positive net pricing, partially offset by lower volumes
•Adjusted operating income declined by €0.4 billion, primarily due to the non-repeat of a Brazilian indirect tax credit recognized in Q2 '25, and lower volumes in Argentina, partially offset by favorable net pricing and improved industrial costs

ASIA PACIFIC
€ million, except as otherwise stated	Q2 2026	Q2 2025	Change
Shipments(6) (000s)	16	16	—
Net revenues	499	524	(5)%
AOI	27	20	35%
AOI margin	5.4%	3.8%	+160	bps
•Shipments were relatively flat, reflecting higher volumes in South East Asia and India, partially offset by lower volumes in South Korea and Japan
•Net revenues decreased 5%, driven by unfavorable mix and negative foreign exchange translation effects more than offsetting higher volumes and positive net pricing
•Adjusted operating income improved by €7 million, primarily driven by improved industrial costs, positive net pricing and favorable mix, partially offset by unfavorable foreign exchange effects mainly from the Japanese Yen and the Indian Rupee

n.m. = not meaningful
(*) Effective January 2026, the Company’s segment structure was updated to align with how the Chief Operating Decision Maker (“CODM”) reviews performance and allocates resources. Under the revised structure, the CODM reviews the business through the following operating and reportable segments: North America; Enlarged Europe; Middle East & Africa; South America; and Asia Pacific. Refer to Note 8 for additional information.
Refer to pages 11-12 for an explanation of the items referenced on this page and for market and industry information

SEGMENT PERFORMANCE - H1 2026*

NORTH AMERICA					ENLARGED EUROPE
€ million, except as otherwise stated	YTD 2026	YTD 2025	Change		€ million, except as otherwise stated	YTD 2026	YTD 2025	Change
Shipments (000s)	824	648	+176		Shipments (000s)	1,399	1,291	+108
Net revenues	34,307	28,303	21%		Net revenues	30,801	30,557	1%
AOI	547	(982)	n.m.		AOI	(86)	(67)	(28)%
AOI margin	1.6%	(3.5)%	n.m.	bps	AOI margin	(0.3)%	(0.2)%	(10)	bps

MIDDLE EAST & AFRICA					SOUTH AMERICA
€ million, except as otherwise stated	YTD 2026	YTD 2025	Change		€ million, except as otherwise stated	YTD 2026	YTD 2025	Change
Combined shipments(6) (000s)	243	251	(8)		Shipments (000s)	472	471	+1
Consolidated shipments(6) (000s)	232	225	+7
Net revenues	4,953	4,962	(0.2)%		Net revenues	7,961	7,771	2%
AOI	611	768	(20)%		AOI	795	1,189	(33)%
AOI margin	12.3%	15.5%	(320)	bps	AOI margin	10.0%	15.3%	(530)	bps

ASIA PACIFIC
€ million, except as otherwise stated	YTD 2026	YTD 2025	Change
Shipments (000s)	31	29	+2
Net revenues	934	1,010	(8)%
AOI	(3)	—	n.m.
AOI margin	(0.3)%	—%	(30)	bps
n.m. = not meaningful

(*) Effective January 2026, the Company’s segment structure was updated to align with how the Chief Operating Decision Maker (“CODM”) reviews performance and allocates resources. Under the revised structure, the CODM reviews the business through the following operating and reportable segments: North America; Enlarged Europe; Middle East & Africa; South America; and Asia Pacific. Refer to Note 8 for additional information.

Refer to pages 11-12 for an explanation of the items referenced on this page and for market and industry information

Reconciliations
Net revenues from external customers to Net revenues and Net profit to Adjusted operating income

Q2 2026	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	ASIA PACIFIC	OTHER(*)	STELLANTIS
Net revenues from external customers		18,193	16,423	2,566	4,294	499	1,507	43,482
Net revenues from transactions with other segments		—	3	(1)	44	—	(46)	—
Net revenues		18,193	16,426	2,565	4,338	499	1,461	43,482
Net profit/(loss)								293
Tax expense/(benefit)								207
Net financial expenses/(income)								202
Operating income/(loss)								702
Adjustments:
Restructuring and other costs, net of reversals(A)		(14)	358	—	37	1	2	384
Takata airbags recall campaign(B)		—	51	—	1	—	—	52
Costs related to product plan realignments and program cancellations(C)		40	—	—	—	—	—	40
U.S. Greenhouse gas ("GHG") regulation change		—	—	—	—	—	—	—
Renegotiated regulatory purchase commitments of credits(D)		(317)	—	—	—	—	—	(317)
(Gains)/losses on disposal of investments(E)		—	—	—	(2)	—	(69)	(71)
Other		(9)	(4)	2	—	(4)	(2)	(17)
Total adjustments		(300)	405	2	36	(3)	(69)	71
Adjusted operating income(1)		284	(94)	329	402	27	(175)	773
________________________________________________________________________________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations
(A) Primarily related to workforce reductions, mainly in Enlarged Europe
(B) Related to stop-drive campaign on certain vehicles mainly in Enlarged Europe
(C) Primarily related to costs incurred as result of product plan realignments and program cancellations in North America
(D) Includes a net gain of €317 million within Cost of revenues related to renegotiated contractual commitments for the purchase of regulatory compliance credits
(E) Comprised primarily of gains recognized as a result of the loss of significant influence over Archer Aviation inc. ("Archer")and the resulting termination of the equity method, and a dilution gain related to the investment in Comau Group

Refer to pages 11-12 for an explanation of the items referenced on this page and for market and industry information

Q2 2025	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	ASIA PACIFIC	OTHER(*)	STELLANTIS
Net revenues from external customers		13,834	16,387	2,674	4,030	521	1,002	38,448
Net revenues from transactions with other segments		—	—	—	62	3	(65)	—
Net revenues		13,834	16,387	2,674	4,092	524	937	38,448
Net profit/(loss)								(1,869)
Tax expense/(benefit)								(588)
Net financial expenses/(income)								63
Operating income/(loss)								(2,394)
Adjustments:
Restructuring and other costs, net of reversals(A)		(3)	370	—	4	—	28	399
Takata airbags recall campaign(B)		—	174	—	—	—	—	174
Platform impairments(C)		—	578	—	—	—	—	578
Costs related to program cancellations(D)		165	122	8	—	1	—	296
Fuel cell program discontinuation(E)		—	733	—	—	—	—	733
CAFE penalty rate(F)		269	—	—	—	—	—	269
Stellantis Türkiye disposal(G)		—	—	246	—	—	—	246
Other(H)		(63)	5	—	(1)	(1)	(28)	(88)
Total adjustments		368	1,982	254	3	—	—	2,607
Adjusted operating income(1)		(440)	(359)	392	782	20	(182)	213
________________________________________________________________________________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations
(A) Primarily related to workforce reductions, mainly in Enlarged Europe
(B) Related to stop-drive campaign on certain vehicles in Enlarged Europe announced in June 2025
(C) Due to reduced volumes, platforms used for Maserati and Alfa Romeo vehicles were impaired and recognized in Enlarged Europe for €578 million
(D) Primarily related to costs incurred as result of program cancellations
(E) During the three months ended June 30, 2025, Stellantis decided to discontinue its fuel cell strategy. As a result, the following items have been impaired: (i) investment in Symbio (€179 million), (ii) loans granted to Symbio (€162 million), (iii) capitalized development expenditures and property, plant and equipment related to fuel cells (€329 million) and (iv) in addition, provisions for risks were recognized (€63 million)
(F) As a result of the elimination of CAFE fines with the enactment of One Big Beautiful Bill Act, net expense of €269 million included (i) elimination of the CAFE provision of €844 million, (ii) impairment of the regulatory credit assets of €609 million, and (iii) onerous contracts related to contractual purchase commitments for CAFE credits of €504 million
(G) Sale of Stellantis Türkiye to the Company’s joint venture, Tofas, for which the Company recognized an estimated loss on disposal of €246 million, driven primarily by the recycling of the cumulative translation reserve from Equity to the Consolidated Income Statement upon disposal
(H) Comprised primarily of (i) adjustments to costs previously recognized to support the workforce during the transformation of certain plants in North America, (ii) gains on disposal of investments in Enlarged Europe and (iii) a gain from dilution related to the investment in Archer

Refer to pages 11-12 for an explanation of the items referenced on this page and for market and industry information

YTD 2026	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	ASIA PACIFIC	OTHER(*)	STELLANTIS
Net revenues from external customers		34,307	30,797	4,953	7,877	934	2,746	81,614
Net revenues from transactions with other segments		—	4	—	84	—	(88)	—
Net revenues		34,307	30,801	4,953	7,961	934	2,658	81,614
Net profit/(loss)								670
Tax expense/(benefit)								368
Net financial expenses/(income)								352
Operating income/(loss)								1,390
Adjustments:
Restructuring and other costs, net of reversals(A)		(21)	458	4	37	2	2	482
Takata airbags recall campaign(B)		—	100	5	1	—	—	106
Costs related to product plan realignments and program cancellations(C)		221	(25)	—	—	—	—	196
U.S. GHG regulation change(D)		(66)	—	—	—	—	—	(66)
Renegotiated regulatory purchase commitments of credits(E)		(317)	—	—	—	—	—	(317)
(Gains)/losses on disposal of investments(F)		—	12	—	(2)	—	(69)	(59)
Other		8	(3)	2	—	(4)	(2)	1
Total adjustments		(175)	542	11	36	(2)	(69)	343
Adjusted operating income(1)		547	(86)	611	795	(3)	(131)	1,733
(*) Other activities, unallocated items and eliminations
(A) Primarily related to workforce reductions, mainly in Enlarged Europe
(B) Related to stop-drive campaign on certain vehicles mainly in Enlarged Europe
(C) Primarily related to costs incurred as result of product plan realignments and program cancellations, including €221 million recognized in North America, as well as a provision reversal of €25 million in Enlarged Europe
(D) Following the repeal of the U.S. GHG emissions standards, the Company recognized a gain of €66 million within Cost of revenues. The net gain consisted of an impairment of GHG-related Other intangible assets of €284 million and the elimination of the related GHG provision of €350 million
(E) Includes a net gain of €317 million within Cost of revenues related to renegotiated contractual commitments for the purchase of regulatory compliance credits
(F) Comprised primarily of (i) gains recognized as a result of the loss of significant influence over Archer and the resulting termination of the equity method, and a dilution gain related to the investment in Comau Group, and (ii) gains/(losses) recognized on the disposal of non-significant assets in Enlarged Europe

Refer to pages 11-12 for an explanation of the items referenced on this page and for market and industry information

YTD 2025	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	ASIA PACIFIC	OTHER(*)	STELLANTIS
Net revenues from external customers		28,303	30,555	4,956	7,698	1,006	1,743	74,261
Net revenues from transactions with other segments		—	2	6	73	4	(85)	—
Net revenues		28,303	30,557	4,962	7,771	1,010	1,658	74,261
Net profit/(loss)								(2,256)
Tax expense/(benefit)								(614)
Net financial expenses/(income)								160
Operating income/(loss)								(2,710)
Adjustments:
Restructuring and other costs, net of reversals(A)		(41)	531	—	4	—	28	522
Takata airbags recall campaign(B)		—	239	—	—	—	—	239
Platform impairments(C)		—	578	—	—	—	—	578
Costs related to program cancellations(D)		327	134	8	319	1	—	789
Fuel cell program discontinuation(E)		—	733	—	—	—	—	733
CAFE penalty rate(F)		269	—	—	—	—	—	269
Stellantis Türkiye disposal(G)		—	—	246	—	—	—	246
Other(H)		(83)	(23)	—	—	2	(22)	(126)
Total adjustments		472	2,192	254	323	3	6	3,250
Adjusted operating income(1)		(982)	(67)	768	1,189	—	(368)	540
(*) Other activities, unallocated items and eliminations
(A) Primarily related to workforce reductions, mainly in Enlarged Europe, partially offset by a €41 million reduction in estimated North America restructuring costs
(B) Related to stop-drive campaign on certain vehicles in Enlarged Europe announced in June 2025
(C) Due to reduced volumes, platforms used for Maserati and Alfa Romeo vehicles were impaired and recognized in Enlarged Europe for €578 million
(D) Primarily related to costs incurred as result of program cancellations
(E) During the six months ended June 30, 2025, Stellantis decided to discontinue its fuel cell strategy. As a result, the following items have been impaired: (i) investment in Symbio (€179 million), (ii) loans granted to Symbio (€162 million), (iii) capitalized development expenditures and PPE related to fuel cells (€329 million) and (iv) in addition, provisions for risks were recognized (€63 million)
(F) As a result of the elimination of CAFE fines with the enactment of the One Big Beautiful Bill Act, the Company recognized a net expense of €97 million, comprised of net €172 million of CAFE credits recognized as a reduction of Cost of revenues, which remains included in Adjusted operating income as these amounts reduced prior year CAFE fines, and a net expense of €269 million, which is excluded from AOI and comprised of (i) elimination of the CAFE provision of €844 million, (ii) impairment of the regulatory credit assets of €609 million, and (iii) onerous contracts related to contractual purchase commitments for CAFE credits of €504 million
(G) Sale of Stellantis Türkiye to the Company’s joint venture, Tofas, for which the Company recognized an estimated loss on disposal of €246 million, driven primarily by the recycling of the cumulative translation reserve from Equity to the Consolidated Income Statement upon disposal
(H) Comprised primarily of (i) adjustments to costs previously recognized to support the workforce during the transformation of certain plants in North America, (ii) gains on sales of real estate in Enlarged Europe, and (iii) a gain from dilution related to the investment in Archer
Refer to pages 11-12 for an explanation of the items referenced on this page and for market and industry information

Diluted EPS to Adjusted diluted EPS(5)

Results from continuing operations
(€ million, except as otherwise stated)	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Net profit/(loss) attributable to owners of the parent	266	(1,869)	656	(2,240)
Coupon and tax impacts on Hybrid perpetual notes(A)	(72)	—	(64)	—
Weighted average number of shares outstanding (000)	2,898,791	2,884,704	2,898,144	2,882,611
Number of shares deployable for share-based compensation (000)(B)	18,903	—	11,233	—
Weighted average number of shares outstanding for diluted earnings per share (000)	2,917,694	2,884,704	2,909,377	2,882,611
Diluted earnings/(loss) per share (A) (€/share)	0.07	(0.65)	0.20	(0.78)

Adjustments, per above	71	2,607	343	3,250
Tax impact on adjustments(C)	67	(308)	19	(470)
Total adjustments, net of taxes	138	2,299	362	2,780
Number of shares deployable for share-based compensation (000)	—	17,162	—	17,162
Impact of adjustments above, net of taxes, on Diluted earnings per share from continuing operations (B) (€/share)	0.05	0.80	0.12	0.96
Adjusted Diluted earnings per share(5) (€/share) (A+B)	0.12	0.15	0.32	0.18
______________________________________________________________________________________________________________________________________________
(A) In 2026, following the issuance of Hybrid perpetual notes classified as equity, coupons accrued on these instruments, together with the Hybrid perpetual notes, are accounted for in a separate reserve within equity, which is not available for distribution to equity holders. The deferred tax effect arising from the issuance discount and other costs on the Hybrid perpetual notes is also recognized directly in equity within Retained earnings and other reserves. Accordingly, the coupon accrued and the deferred tax impact are deducted from Net profit/(loss) attributable to the equity holders of the parent in calculating both basic and diluted earnings per share. No such adjustment was required in 2025, as no Hybrid perpetual notes were outstanding during that period
(B) For the three and six months ended June 30, 2025, the Company reported a loss attributable to the owners of the parent. Consequently, the potential dilutive impact of share-based payment plans was excluded from the calculation of diluted earnings/(loss) per share, as their inclusion would have been anti-dilutive. However, for the purpose of calculating Adjusted diluted earnings per share, the adjusted net result reflects a profit. Therefore, the potential dilutive effect of share-based payment plans has been included in this calculation, as their impact is dilutive under these circumstances
(C) Tax impact on adjustments is calculated based on the expected local country tax implications for each adjustment

Cash flows from operating activities to Industrial free cash flows

(€ million)	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Cash flows from/(used in) operating activities	(169)	559	(2,887)	(2,287)
Less: Financial services, net of inter-segment eliminations	(2,951)	(2,056)	(5,444)	(4,397)
Less: Capital Expenditures and capitalized research and development expenditures and change in amounts payable on property, plant and equipment and intangible assets for industrial activities	1,445	2,487	3,066	5,136
Add: Proceeds from disposal of assets and other changes in investing activities	(5)	338	(7)	473
Less: Contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method and other investments	341	456	424	480
Add: Defined benefit pension contributions, net of tax	9	21	19	28
Industrial free cash flows(3)	1,000	31	(921)	(3,005)

Refer to pages 11-12 for an explanation of the items referenced on this page and for market and industry information

Debt to Industrial net financial position

(€ million)	At June 30, 2026	At December 31, 2025
Debt	(52,062)	(45,947)
Current financial receivables from jointly-controlled financial services companies	993	603
Derivative financial assets/(liabilities), net and collateral deposits	106	181
Financial securities	880	1,362
Cash and cash equivalents	33,697	30,146
Industrial net financial position classified as held for sale	4	—
Net financial position	(16,382)	(13,655)
Less: Net financial position of financial services	(26,417)	(20,349)
Industrial net financial position(9)	10,035	6,694

Available liquidity

(€ million)	At June 30, 2026	At December 31, 2025
Cash, cash equivalents and financial securities(10)	34,577	31,508
Undrawn committed credit lines	13,839	18,287
Cash, cash equivalents and financial securities - included within Assets held for sale	4	—
Total Available liquidity(4)	48,420	49,795
of which: Available liquidity of the Industrial Activities	44,145	45,711
Refer to pages 11-12 for an explanation of the items referenced on this page and for market and industry information

NOTES

(1) Adjusted operating income/(loss) excludes from Net profit/(loss) from continuing operations adjustments comprising restructuring and other termination costs, impairments, asset write-offs, disposals of investments and unusual operating income/(expense) that are considered rare or discrete events and are infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance, and also excludes Net financial expenses/(income) and Tax expense/(benefit).
Unusual operating income/(expense) are impacts from strategic decisions, as well as events considered rare or discrete and infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance. Unusual operating income/(expense) includes, but may not be limited to: impacts from strategic decisions to rationalize Stellantis' core operations; facility-related costs stemming from Stellantis' plans to match production capacity and cost structure to market demand, and convergence and integration costs directly related to significant acquisitions or mergers.
(2) Adjusted operating income/(loss) margin is calculated as Adjusted operating income/(loss) divided by Net revenues.
(3) Industrial free cash flows is our key cash flow metric and is calculated as Cash flows from operating activities less: (i) cash flows from operating activities from discontinued operations; (ii) cash flows from operating activities related to financial services, net of eliminations; (iii) investments in property, plant and equipment and intangible assets for industrial activities; (iv) contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method and other investments; and adjusted for: (i) net intercompany payments between continuing operations and discontinued operations; (ii) proceeds from disposal of assets and (iii) contributions to defined benefit pension plans, net of tax. The timing of Industrial free cash flows may be affected by the timing of monetization of receivables, factoring and the payment of accounts payables, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the Company’s control. In addition, Industrial free cash flows is one of the metrics used in the determination of the annual performance bonus for eligible employees, including members of the senior management.
(4) The majority of our liquidity is available to our treasury operations in Europe and U.S.; however, liquidity is also available to certain subsidiaries which operate in other countries. Cash held in such countries may be subject to restrictions on transfer depending on the foreign jurisdictions in which these subsidiaries operate and mainly affects our industrial activities. Based on our review of such transfer restrictions in the countries in which we operate and maintain material cash balances, (and in particular in Argentina, in which we have €268 million cash and securities at June 30, 2026 (€354 million at December 31, 2025), and in Algeria, in which we have cash and cash equivalents at June 30, 2026 of €273 million (€276 million at December 31, 2025)), we do not believe such transfer restrictions had an adverse impact on the Company’s ability to meet its liquidity requirements at the dates presented above. Cash and cash equivalents also include €953 million at June 30, 2026 (€663 million at December 31, 2025) held in bank deposits which are restricted to the operations related to securitization programs and warehouses credit facilities of Stellantis Financial Services U.S. (“SFS U.S.”).
(5) Adjusted diluted earnings per share ("EPS") is calculated by adjusting Diluted earnings per share for the post-tax impact per share of the same items excluded from Adjusted operating income/(loss) as well as tax expense/(benefit) items that are considered rare or infrequent, or whose nature would distort the presentation of the ongoing tax charge of the Company. We believe this non-GAAP measure is useful because it also excludes items that we do not believe are indicative of the Company’s ongoing operating performance and provides investors with a more meaningful comparison of the Company’s ongoing quality of earnings. Adjusted diluted EPS should not be considered as a substitute for Basic earnings per share, Diluted earnings per share from operations or other methods of analyzing our quality of earnings as reported under IFRS.
(6) Consolidated Shipments includes the vehicles produced by our joint ventures and associates (including Leapmotor) which are distributed by our consolidated subsidiaries. In addition to the volumes included in Consolidated shipments, Combined shipments also includes the Stellantis branded vehicles distributed by our joint ventures (such as Tofas) and associates.
(7) Leapmotor International, is a jointly established, Stellantis-controlled company created in 2024 and owned 51 percent by Stellantis and 49 percent by Leapmotor, to distribute Leapmotor-branded vehicles outside of China. Stellantis does not design, or manufacture Leapmotor-branded vehicles and does not own the Leapmotor brand or intellectual property.
(8) Effective January 2026, the Company’s segment structure was updated to align with how the Chief Operating Decision Maker (“CODM”) reviews performance and allocates resources. Under the revised structure, the CODM reviews the business through the following operating and reportable segments: North America; Enlarged Europe; Middle East & Africa; South America; and Asia Pacific.

The changes in our segment reporting are summarized below:

•Maserati is no longer presented as a separate reportable segment as it is managed consistently with the other brands within the regions and is therefore presented on a “where sold” basis). Maserati is therefore no longer presented as a separate reportable segment;
•The Asia Pacific region is now managed as a single operating segment. Previously, the CODM reviewed two operating segments: (i) China and (ii) India & Asia Pacific, which were reported as one reportable segment under IFRS 8. From 2026, these activities are reviewed together, resulting in one operating and reportable segment: Asia Pacific; and
•European used car operations, previously included within Other activities, have been reclassified to the Enlarged Europe segment in line with the CODM’s oversight.

Comparative information has been restated to reflect the revised segment structure. The impact of these changes is presented in the following tables:

	Q2 2025
	As reported	Adjustments	As adjusted
Net revenues (EUR M)	38,448	—	38,448
North America	13,782	52	13,834
Enlarged Europe	15,676	711	16,387
Middle East & Africa	2,664	10	2,674
South America	4,091	1	4,092
Asia Pacific	476	48	524
Maserati	212	(212)	—
Others	1,547	(610)	937

	YTD 2025			YTD 2025
	Net revenues			Adjusted operating income/(loss)
	As reported	Adjustments	As adjusted	As reported	Adjustments	As adjusted
(EUR M)	74,261	—	74,261	540	—	540
North America	28,198	105	28,303	(951)	(31)	(982)
Enlarged Europe	29,241	1,316	30,557	9	(76)	(67)
Middle East & Africa	4,944	18	4,962	768	—	768
South America	7,769	2	7,771	1,188	1	1,189
Asia Pacific	923	87	1,010	19	(19)	—
Maserati	369	(369)	—	(139)	139	—
Others	2,817	(1,159)	1,658	(354)	(14)	(368)

(9) Industrial net financial position is calculated as Debt plus derivative financial liabilities related to industrial activities less (i) cash and cash equivalents, (ii) financial securities that are considered liquid, (iii) current financial receivables from the Company or its jointly controlled financial services entities and (iv) derivative financial assets and collateral deposits. Therefore, debt, cash and cash equivalents and other financial assets/ liabilities pertaining to Stellantis’ financial services entities are excluded from the computation of the Industrial net financial position. Industrial net financial position includes the Industrial net financial position classified as held for sale.
(10) Financial securities are comprised of short term or marketable securities which represent temporary investments but do not satisfy all the requirements to be classified as cash equivalents as they may be subject to risk of change in value (even if they are short-term in nature or marketable.)

Rankings, market share and other industry information are derived from third-party industry sources (e.g. Agence Nationale des Titres Sécurisés (ANTS), Associação Nacional dos Fabricantes de Veículos Automotores (ANFAVEA), Ministry of Infrastructure and Sustainable Mobility (MIMS), S&P Global, Ward’s Automotive) and internal information unless otherwise stated.
For purposes of this document, and unless otherwise stated industry and market share information are for passenger cars (PC) plus light commercial vehicles (LCV), except as noted below:

•Enlarged Europe excludes Russia and Belarus;
•Middle East & Africa excludes Iran, Sudan and Syria;
•South America excludes Cuba; and
•Asia Pacific reflects the major markets where Stellantis competes including China (PC only) including licensed sales from Dongfeng Peugeot Citroën Automobiles, Japan (PC), India (PC), South Korea (PC + Pickups), Australia, New Zealand and South East Asia.

Certain totals in the tables included in this report may not add due to rounding.
Prior period figures have been updated to reflect current information provided by third-party industry sources.
EU30 = EU 27 (excluding Malta), Iceland, Norway, Switzerland and UK.
Low emission vehicles (LEV) = battery electric (BEV), plug-in hybrid (PHEV), range-extender electric vehicle (REEV) and fuel cell electric (FCEV) vehicles.
All Stellantis reported BEV and LEV sales include Citroën Ami, Opel Rocks-e and Fiat Topolino; in countries where these vehicles are classified as quadricycles, they are excluded from Stellantis reported combined sales, industry sales and market share figures.

SAFE HARBOR STATEMENT
This document, in particular references to “FY 2026 Financial Guidance”, contains forward looking statements. In particular, statements regarding future financial performance and the Company’s expectations as to the achievement of certain targeted metrics, including revenues, industrial free cash flows, vehicle shipments, capital investments, research and development costs and other expenses at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Company’s current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.
Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the Company’s ability to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; changes in trade policy, the imposition of global and regional tariffs targeted to the automotive industry; the Company’s ability to accurately predict the market demand for electrified vehicles; the Company’s ability to offer innovative, attractive products; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in the Company’s vehicles; the Company's ability to attract and retain experienced management and employees; exchange rate fluctuations, interest rate changes, credit risk and other market risks; increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in the Company’s vehicles; changes in local economic and political conditions; the enactment of tax reforms or other changes in tax laws and regulations; the level of governmental economic incentives available to support the adoption of battery electric vehicles; the impact of increasingly stringent regulations regarding fuel efficiency and greenhouse gas and tailpipe emissions; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the level of competition in the automotive industry, which may increase due to consolidation and new entrants; exposure to shortfalls in the funding of the Company’s defined benefit pension plans; the Company’s ability to provide or arrange for access to adequate financing for dealers and retail customers; risks related to the operations of financial services companies; the Company’s ability to access funding to execute its business plan; the Company’s ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with the Company’s relationships with employees, dealers and suppliers; the Company’s ability to maintain effective internal controls over financial reporting; developments in labor and industrial relations and developments in applicable labor laws; earthquakes or other disasters; and other risks and uncertainties.

Any forward-looking statements contained in this document speak only as of the date of this document and the Company disclaims any obligation to update or revise publicly forward looking statements. Further information concerning the Company and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission and AFM.